Exhibit 1.01

Douglas Dynamics, Inc.
Conflict Minerals Report
for the Year Ended December 31, 2017

Douglas Dynamics, Inc. (the “Company,” “we,” “us” or “our”) has prepared this Conflict Minerals Report for the year ended December 31, 2017 to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”).  The Securities and Exchange Commission (“SEC”) adopted the Rule to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”).  The Rule imposes certain reporting obligations on SEC registrants that manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products.  Within the scope of the Rule, conflict minerals are defined as columbite-tantalite, cassiterite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten (“3TG”).  These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If any conflict minerals are necessary to the functionality or production of a product manufactured by a registrant, or contracted by the registrant to be manufactured, the Rule requires that the registrant conduct in good faith a reasonable country of origin inquiry (an “RCOI”) regarding those conflict minerals that is reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or are from recycled and scrap sources.  Based on its RCOI, if the registrant knows, or has reason to believe, that some of its necessary conflict minerals may have originated in the Covered Countries and has reason to believe that that the necessary conflict minerals are not from recycled or scrap sources, the registrant must exercise due diligence on the source and chain of custody of its conflict minerals in a manner that conforms to a nationally or internationally recognized due diligence framework and describe such due diligence in a separate Conflict Minerals Report.

In accordance with the Organisation for Economic Co-operation and Development Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, Third Edition (the “OECD Guidance”), the related supplements on tin, tungsten, tantalum and gold and the Rule, this report is available on the Company’s investor relations website at http://ir.douglasdynamics.com.

Consistent with the provisions of the Rule, the SEC’s Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule, dated April 29, 2014, the SEC’s Order Issuing Stay, dated May 2, 2014, and the SEC’s Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule, dated April 7, 2017, this Conflict Minerals Report has not been audited by a third party.

1.                                      Company Overview

This report has been prepared by management of the Company.  Except as otherwise expressly noted, the information in this report includes the activities of all majority-owned subsidiaries and any other entities that are required to be consolidated with us for financial reporting purposes. It does not include the activities of any entities that are not required to be consolidated.

The Company is North America’s premier manufacturer and upfitter of commercial work truck attachments and equipment.  The Douglas Dynamics portfolio of products and services is separated into two segments: First, the Work Truck Attachments segment, which includes manufactured snow and ice control attachments sold under the FISHER®, HENDERSON®, SNOWEX® and WESTERN® brands.  Second, the Work Truck Solutions segment, which includes the upfit of market leading attachments and storage solutions for commercial work vehicles under the DEJANA® brand and its related sub-brands.

The Work Truck Solutions segment was established as a result of the Company’s acquisition of substantially all of the assets of Dejana Truck & Utility Equipment Company, Inc. and certain entities directly or indirectly owned by Peter Paul Dejana Family Trust Dated 12/31/98 (collectively, “Dejana”), which was completed on July 15, 2016.  Prior to the Company’s acquisition of Dejana, Dejana was not obligated to file a Specialized Disclosure Report on Form SD with the SEC with respect to its use of 3TG.  As a result, consistent with the instructions to Form SD, this Conflict Minerals Report excludes from its scope all products manufactured, or contracted to be manufactured, by Dejana.

2.                                      Conflict Minerals Compliance Process

2.1.                            Compliance Framework Overview

Our RCOI was designed to provide a reasonable basis for us to determine whether we source 3TG from the Covered Countries.  We designed our due diligence measures to conform in all material respects to the OECD Guidance.

2.2.                            Reasonable Country of Origin Inquiry

In 2017, we conducted an internal diligence process to determine whether we had purchased 3TG in the components or materials supplied to us. Based on this process, our management  concluded that the only 3TG included in our products was cassiterite.  Cassiterite, more commonly referred to as tin, is included in the electrical components of our snow and ice control equipment.  Based on this conclusion, to identify the sources of tin in our products, we compiled a list of suppliers from which we had purchased electrical components in the first six months of 2017, determining that, during that period, we had purchased 100% of our electrical components from 43 direct suppliers.  Due to the small number of direct suppliers from which we had potentially purchased material containing or using 3TG, we were able to contact all of them directly and did not rely on broader surveys of our suppliers.

We requested information from each of the identified suppliers using a template developed internally by our conflict minerals management team (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding the provision of materials to a company’s supply chain. The Template requested the supplier to certify whether materials supplied to us by the supplier contained or used 3TG and whether any 3TG contained or used in the materials originated from any Covered Country (based on procedures implemented by the supplier to identify the origin of materials produced with 3TG) or was from recycled or scrap sources.

For any supplier who did not respond fully to our initial contact, we made additional, follow-up inquiries by phone and/or email. We reviewed the responses against criteria developed to determine whether further engagement with our suppliers was required. These criteria included untimely or incomplete responses as well as inconsistencies with the facts certified against the results of our own internal survey. We worked directly with suppliers whose initial responses met these criteria to provide revised responses.

Ultimately, we received responses from 95%, or 41 of the 43 suppliers that we contacted.  Of those 41 suppliers:

•                       Approximately 51% of supplier responses, or 21 suppliers, indicated that, to the best of the supplier’s knowledge, the supplier either did not supply the Company with components or materials containing 3TG, or the 3TG in the components and materials that it supplied to the Company during 2017 did not originate from a Covered Country.

•                       Approximately 12% of supplier responses, or five suppliers, indicated that, to the best of the supplier’s knowledge, the 3TG in the components and materials that it supplied to the Company during 2017 was “DRC conflict free” without specifying where the 3TG was procured.

•                       Approximately 20% of supplier responses, or eight suppliers, indicated that some of the 3TG in the components and materials that it supplied to the Company during 2017 may have originated in a Covered Country from a source that was not conflict-free or entirely from recycled or scrap sources.  Of those eight suppliers, however, five indicated that they require their own direct suppliers to be “DRC conflict free.”

•                       Approximately 17% of supplier responses, or seven suppliers, indicated that the supplier was unable to provide complete information about its supply chain, either because the supplier was a distributor or because the supplier lacked sufficient resources to fully diligence its supply chain.

After reviewing the results of our RCOI, we could not conclusively determine that we had no reason to believe that 3TG necessary for the functionality or production of our products may have originated from a Covered Country during 2017.  We conducted our RCOI In good faith, and we believe that our RCOI reasonably allowed us to make this determination.  Accordingly, we proceeded to exercise due diligence on the source and chain of custody of the 3TG in our products.

2.3.                            Due Diligence Process

As part of our due diligence process, which we have designed to conform in all material respects to the OECD Guidance, we have undertaken the following actions.

2.3.1.                  Management Systems

We have previously established, and continue to maintain, the management systems described below to assist in our compliance with our obligations with respect to conflict minerals.

Conflict Minerals Policy

We have adopted the following conflict minerals policy:

A.                                    Purpose

1.                                                              This document sets forth the policy of Douglas Dynamics, Inc. (the “Company”) concerning the use of “conflict minerals,” defined as columbite-tantalite, cassiterite, gold, wolframite, or their derivatives, which are initially limited to tantalum, tin, and tungsten (collectively, “Conflict Minerals”), that originated in the Democratic Republic of Congo (“DRC”) or the adjoining countries (collectively, together with the DRC, the “Covered Countries”).

2.                                                              The purposes of the policy are to provide clarity concerning the Company’s view of Conflict Minerals, ensure a consistent approach to Conflict Minerals and facilitate compliance with the disclosure requirements of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules of the U.S. Securities and Exchange Commission thereunder mandating disclosure concerning Conflict Minerals (the “Conflict Mineral Disclosure Requirements”).

3.                                                              This policy is not intended to ban completely procurement of Conflict Minerals or other products from Covered Countries, but to promote sourcing from responsible sources.

B.                                    Scope

This policy applies to the Company and its subsidiaries world-wide.

C.                                    Policy

In furtherance of the Company’s commitment to complying with the Conflict Mineral Disclosure Requirements, it is the policy of the Company to make reasonable efforts to:

1.                                                              Identify all Conflict Minerals that are necessary to the functionality or production of products manufactured by the Company.

2.                                                              Seek the cooperation of the Company’s suppliers in complying with the Conflict Mineral Disclosure Requirements and any related laws and rules by requesting that any suppliers whose materials supplied to the Company consist of, contain or use any Conflict Minerals (a) represent or warrant to the Company that such Conflict Minerals do not originate from the Covered Countries or (b) disclose to the Company the sources of Conflict Minerals used in such materials.

3.                                                              Assist, upon request, the Company’s business partners in complying with their obligations under the Conflict Mineral Disclosure Requirements to the extent applicable.

4.                                                              Limit, where practicable, the Company’s use of Conflict Minerals that are not “DRC conflict free” within the meaning of the Conflict Mineral Disclosure Requirements.

Our policy is publicly available on our website at http://ir.douglasdynamics.com/governance.cfm.

Internal Team

The Company has established an internal team relating to conflict minerals. The team is responsible for implementing our conflict minerals compliance strategy, is overseen by our Director of Reporting and Compliance  and includes subject matter experts from relevant functions, such as supply chain. Senior management is briefed about the results of our due diligence efforts on a regular basis.

Control Systems

We do not typically have a direct relationship with 3TG smelters and refiners, so we generally rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from lower-tier suppliers.  As described further below, we have actively engaged with and monitor our direct suppliers with respect to this issue. Since 2017, we have sought to add provisions into new or renewed contracts requiring suppliers (1) not to sell us any products that contain 3TG from any Covered Country and (2) to provide commercially reasonable assistance to us in meeting our reporting obligations under the Dodd-Frank Act.  Because contracts with our suppliers are frequently in force for multiple years, we cannot unilaterally impose new contract terms and flow-down requirements and must wait until we enter into new contracts, or our contracts renew, to seek these additional clauses.

Grievance Mechanism

We have longstanding grievance mechanisms whereby employees and suppliers can report violations of the Company’s policies, including our conflict minerals policy.

Records Maintenance

We have retained all relevant documentation from our RCOI and our due diligence processes.

2.3.2.                  Identification and Assessment of Risk in the Supply Chain

Because we interact primarily with our direct suppliers, and because of the depth, breadth, and constant evolution of our supply chain, it is difficult for us to identify actors upstream from our direct suppliers. For 2017, we identified 43 direct suppliers who supply to us materials or components that may contain 3TG. We rely on these suppliers to provide us with information about the source of 3TG contained in those materials or components. Our direct suppliers similarly rely on information provided by their suppliers or on monitoring services to which they subscribe.

2.3.3.                  Design and Implementation of a Strategy to Respond to Risks

We have developed a risk management plan through which our conflict minerals program is implemented, managed and monitored. Updates to this risk assessment are provided regularly to senior management.

As part of our risk management plan, to ensure suppliers understand our expectations we have contacted each supplier by phone, email or other writing.  We make available to our suppliers a copy of our conflict minerals policy and provide our contact information if suppliers have questions.  We answer all questions presented to us by suppliers requiring further clarification.  In 2017, we provided each supplier within the scope of our RCOI a copy of the Template to complete for purposes of conflict minerals tracking.  Furthermore, to the extent we needed clarification or additional information relating to specific responses to the Template, we followed up as needed.

Based on our RCOI, we identified eight suppliers who indicated that some of the 3TG in the components that they supplied to us during 2017 may have originated from a source in a Covered Country.  Of those eight suppliers, three indicated that they do not require their direct suppliers to supply them with materials that are either certified conflict-free or originate from recycled or scrap sources.  We intend to engage with those suppliers to encourage them to improve the quality of data collected concerning the source of the 3TG in the components supplied to us in order to determine whether the 3TG contained in such components are conflict-free and, if necessary, establish alternative sources of 3TG that are either conflict-free, are from recycled or scrap sources or are from outside the Covered Countries.

2.3.4.                  Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Because we do not have a direct relationship with 3TG smelters and refiners, we do not perform direct audits of those entities within our supply chain.  We value the efforts of third party programs that undertake smelter and refiner verification audits, such as the Responsible Minerals Initiative’s Responsible Minerals Assurance Process.

2.3.5.                  Report on Supply Chain Due Diligence

This Conflict Minerals Report is being filed with the SEC as an exhibit to the Company’s Specialized Disclosure Report on Form SD and is available on our investor relations website at http://ir.douglasdynamics.com.

Because most of the information we received from our direct suppliers in our RCOI and in our due diligence processes was reported at an “enterprise” or corporate level, and because the quality of the responses we received varied considerably, we are unable to determine whether the 3TG reported by our suppliers was present in the actual components or materials supplied to us, or to validate that any of these smelters or refiners are actually in our supply chain.  As a result, we are not providing an aggregated list of the smelters and refiners in our supply chain or an aggregated list of the potential countries of origin from which those smelters and refiners collectively source 3TG.

3.                                      Steps to be Taken to Mitigate Risk and Improve Due Diligence

Looking ahead to 2018, we intend to continue to implement the due diligence measures described above, in addition to continuing to engage with suppliers and/or direct them to training resources to attempt to increase our response rate and improve the content of the supplier responses to our inquiries concerning 3TG.  We believe these efforts will mitigate the risk that the necessary 3TG in our products could benefit armed groups in the Covered Countries.

4.                                      Forward-Looking Statements

This Conflict Minerals Report contains forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this Conflict Minerals Report, including, without limitation, statements regarding our conflict mineral compliance plans, are forward-looking statements.  These forward-looking statements generally are identified by the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “positioned,” “strategy,” “future” or phrases or terms of similar substance or the negative thereof or similar terminology generally intended to identify forward-looking statements.  These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, assumptions and other factors, some of which are beyond our control.  Numerous important factors described in this Conflict Minerals Report, including, among others, our ability to implement new software systems, our suppliers’ willingness and ability to comply with our conflict minerals-related smelters and refiners, the impact of industry-wide initiatives such as the Responsible Minerals Assurance Process, smelters’ and refiners’ willingness and ability to comply with the Responsible Minerals Assurance Process, our effectiveness in managing the conflict minerals RCOI and due diligence processes, and the costs of our compliance, could affect these statements and could cause actual results to differ materially from our expectations.  All forward-looking statements speak only as of the date of this Conflict Minerals Report.  We assume no obligation, and disclaim any duty, to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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